March 21, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower Group International, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed February 13, 2014

File No. 001-35834

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter dated March 12, 2014. For your convenience, we set forth in this letter the comments from your letter in bold typeface and include the responses below from Tower Group International, Ltd. (the “Company”).

General

1.	We note the staff’s concurrent review of your Form 10-Q filed February 12, 2014. Please ensure that any material information you provide in response to the outstanding comments on the 10-Q is included in the proxy statement on Schedule 14A, if applicable.

Company Response:

The proxy statement has been revised on page 24 to reflect the staff’s comment.

The Merger

Background of the Merger, page 24

2.

With regard to the independent actuarial firm you retained on August 8, 2013, please provide the information required by Item 1015(b) of Regulation M-A, including a summary of all related reports or opinions. In this regard, we note the firm delivered an analysis of your loss reserves on September 23, 2013. If you do not believe any reports made by the actuarial firm materially relate to the merger transaction within the meaning of Item 14(b)(6) of Schedule 14A, please advise us as to the basis of your conclusion.

Company Response:

The Company does not believe that the reports made by the actuarial firm materially relate to the merger transaction within the meaning of Item 14(b)(6) of Schedule 14A. In the course of preparing its financial statements for the second quarter of 2013, the Company retained a consulting actuary to perform an independent reserve study covering lines of business comprising over 90% of the Company’s loss reserves. Based on the results of this study, the Company announced it would adjust its reserves and goodwill. It also concluded it had a material weakness in its internal controls and retained the actuarial firm to perform actuarial studies of its reserves as of September 30 and December 31, 2013. As a result of the Company’s announcement of its reserve strengthening and related accounting difficulties, including its failure to file financial information on a timely basis, the Company’s financial strength and credit ratings were downgraded and its share price declined significantly. The Company considered various strategic alternatives in light of the reserve strengthening and the ratings changes, and ultimately entered into the merger agreement with ACP Re, Ltd. (“ACP Re”). The reserve study was not used by the board of directors to evaluate the merger transaction or any of the other strategic alternatives. Rather, the Company used it to support its accounting and disclosure process. As a result, the Company does not believe the reserve study materially relates to the merger transaction within the meaning of Section 14(b)(6) of Schedule 14A.

3.	On page 25, you reference the special committee formed of independent directors. Please disclose what standard of “independence” you use in describing the members of this committee. For example, state if they are independent consistent with the standards of a specific exchange.

Company Response:

The proxy statement has been revised on page 25 to reflect the staff’s comment.

4.	On page 28, you state that following disclosures on November 14, 2013, management began to notice increased attention from several state regulatory agencies. Please disclose the content of any specific material communications you may have had with state regulatory agencies regarding you or your subsidiaries. Please additionally disclose what requests were received from state regulatory agencies as referenced in the first full paragraph on page 29.

Company Response:

The proxy statement has been revised on pages 28 and 29 to reflect the staff’s comment.

5.	To the extent that J.P. Morgan and/or BofA Merrill Lynch made presentations or issued reports, opinions or appraisals to the special committee or other management throughout the negotiations period, please provide the disclosure required by Item 1015(b) of Regulation M-A.

Company Response:

Each of J.P. Morgan and BofA Merrill Lynch provided a fairness opinion to the board of directors, and made a related presentation, at the board meeting at which the board approved the merger agreement. The disclosure required by Item 1015(b) of Regulation M-A has been provided with respect to such opinions and presentations under the sections of the proxy statement titled “The Merger—Background of the Merger—Opinion of J.P. Morgan”, with respect to J.P. Morgan, and “The Merger—Background of the Merger—Opinion of BofA Merrill Lynch”, with respect to BofA Merrill Lynch. Neither J.P. Morgan nor BofA Merrill Lynch provided any other comparable report, opinion or appraisal to the special committee or management. The Company believes the material facts regarding the development of the transaction are disclosed in “The Merger—Background of the Merger.”

6.	On page 29, you state that AmTrust withdrew its proposal for an acquisition citing concerns regarding your ability to timely file reports with the SEC and related issues. Please elaborate on the reasons for AmTrust’s withdrawal at the preliminary offer price of $5.50 per share in cash. Please specifically address the “related issues” disclosed on this page and also disclose the reasons behind your difficulties in timely filing periodic reports.

Company Response:

The proxy statement has been revised on page 29 to reflect the staff’s comment.

7.	Please provide a brief timeline of when and how you became aware that you would need to strengthen loss reserves in the third quarter of 2013 in an amount between $75 million and $105 million. Please include a discussion of any third-party evaluations involved in such determination.

Company Response:

In the disclosures regarding Controls and Procedures under Item 4 of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company disclosed the following (in relevant part):

Until such time as management and the Board have concluded that this process is performing effectively, management intends to engage external consulting resources that will perform a quarterly actuarial study to assist the Company in estimating its loss reserves, and reviewing and critiquing the loss reserve committee documentation during the financial reporting process.

In its third quarter financial closing process, the Company’s management and its audit committee determined that an independent quarterly actuarial study was warranted given the material amount of reserve strengthening that the Company had recorded in its second quarter results. The Company engaged an independent actuarial consulting firm to perform an actuarial study, and during December 2013 the Company received preliminary information from this study. Based on this preliminary information and the results of its internal reserve study, management concluded that loss reserves for the third quarter of 2013 should be strengthened in an amount between $75 million and $105 million. This information was disclosed on December 17, 2013 in a press release and filed in a Current Report on Form 8-K on December 18, 2013. On December 28, 2013, the Company received the final report of the independent quarterly actuarial study for the third quarter of 2013.

Because the report from the independent actuarial firm was delivered at the end of December 2013, the Company updated its analysis to include preliminary loss payment and claims data through December 31, 2013 when such data became available. This analysis indicated that additional reserve strengthening was required, and these amounts were considered by the Company in its disclosure of its third quarter results. The inclusion of the claims and loss payment data through December 31, 2013 increased the charge that the Company recorded by $38.7 million.

8.	Please expand disclosure on pages 31-32 to indicate when and why Bidder B’s offer was withdrawn or abandoned. Please additionally clarify whether Bidder B’s offer was used as part of the valuation or negotiation process with respect to ACP Re’s offer. Please disclose the same for any other bids that were outstanding at the time of ACP Re’s offer.

Company Response:

The proxy statement has been revised on page 31 to reflect the staff’s comment.

Reasons for the Merger, page 32

9.	We note the bullet on page 35 that the board considered the extensive process it had undertaken through its financial advisers to review strategic alternatives prior to signing the merger agreement with ACP Re. Please either expand this bullet or add a new bullet to address the extent to which the board considered specific prior offers made during negotiations, how they compared to the ACP Re offer, and the specific reasons for choosing the merger agreement in light of these alternatives.

Company Response:

The proxy statement has been revised on page 35 to reflect the staff’s comment.

Opinion of J.P. Morgan

Selected Transactions Analysis, page 38

10.	Please describe the basis for selecting the transactions for purposes of comparison.

Company Response:

The proxy statement has been revised on page 38 to reflect the staff’s comment.

11.	Please disclose the basis for your use of multiples of 0.40x to 0.80x in this section and show how the information resulted in the implied per share range disclosed.

Company Response:

The proxy statement has been revised on page 39 to reflect the staff’s comment.

Opinion of BofA Merrill Lynch

Discounted Cash Flow Analysis, page 43

12.	Disclose the bases for your use of discount rates of 14%-18% and for the terminal forward multiples from 0.75x to 0.95x. Please revise to show how the information resulted in the implied per share range disclosed.

Company Response:

The proxy statement has been revised on page 43 to reflect the staff’s comment.

Selected Precedent Transactions Analysis, page 43

13.	Please describe the basis for selecting the transactions for purposes of comparison.

Company Response:

The proxy statement has been revised on page 43 to reflect the staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 76

14.	Please disclose the percent beneficially owned in the table for Columbia Wanger Asset Management and BlackRock.

Company Response:

The proxy statement has been revised on page 76 to reflect the staff’s comment.

Where You Can Find More Information, page 82

15.	We note your various references in this section to periodic reports on Forms 10-K and 10-Q you have incorporated by reference in this proxy filing. Please revise here and elsewhere, as applicable, to clarify that these filings are not incorporated by reference, but rather part of and included in the proxy statement.

Company Response:

The proxy statement has been revised on page 82 to reflect the staff’s comments.

16.	Please note that your financial statements should be current under the 1934 Reporting Act prior to mailing your proxy.

Company Response:

The Company notes the staff’s comment.

*    *    *     *

Should you have any questions concerning this letter, please call Alexander Dye at (212) 728-8642 or the undersigned at (212) 655-4001.

Very truly yours,

/s/ Elliot Orol
Elliot Orol
Senior Vice President, General Counsel & Secretary

cc:	Via E-mail

Alexander M. Dye, Esq.

Willkie Farr & Gallagher LLP